Exhibit 99.5

Duquesne Capital Management Reconfirms Vote Against Alpha Natural Resources’ Proposed Merger

Considers Impact of $14.9 Million Severance and Rehiring Payments to ANR CEO & Chairman Triggered by Transaction

New York, July 30, 2009 -- Duquesne Capital Management, L.L.C. (Duquesne), the largest shareholder of Alpha Natural Resources, Inc. (ANR), reconfirmed today that it is voting against the proposed merger with Foundation Coal Holdings, Inc. (FCL).

Duquesne noted that ANR has disclosed that its CEO and Chairman will, under his employment agreement, be treated as if he were terminated without cause if the transaction is consummated, thereby triggering a variety of payments to him totaling more than $14.9 million, despite the fact that he is expected to continue as Executive Chairman of the Board of Directors following the proposed transaction. Duquesne understands that the payments will consist of the following components, some of which are based on being terminated, and one of which is based on being rehired:

Compensation	Shares	Closing Share Price on July 29th	Cash
Cash Severance			$3,200,000
Retention Equity	108,304	$30.99	$3,356,341
Restricted Shares Vested	92,197	$30.99	$2,857,185
Performance Shares Vested	177,321	$30.99	$5,495,178
			$14,908,704

Duquesne sees that the price of thermal coal in the US market has been substantially weakening, while the price of metallurgical coal in the international market has been strongly appreciating and views both trends as continuing, and in the face of that, ANR persists in being bearish on metallurgical coal and bullish on US thermal coal, in both instances running contrary to fundamental changes in the market that its competitors acknowledge. ANR has failed to revalue the proposed merger as well as FCL 2010 EBITDA guidance based on current market prices for coal, while clinging to outdated assumptions to justify the merger as accretive to earnings for ANR shareholders. Duquesne believes that the evidence is clear that it is not accretive, and that ANR's judgments have been swayed inappropriately.

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Duquesne Capital Management, L.L.C., is an investment management firm with offices in New York and Pittsburgh, and provides investment management services to a small number of institutional clients. Duquesne is not accepting additional clients.

Not a Proxy Statement

This press release only reflects Duquesne Capital Management's voting decision and expresses Duquesne's reasons for that decision; it is not a proxy statement and it does not constitute a solicitation of proxies from the shareholders of Alpha Natural Resources, Inc. or Foundation Coal Holdings, Inc.

Gerald Kerner, 1 212 830 6655, of Duquesne Capital Management, L.L.C.